# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BEASLEY BROADCAST GROUP, INC., CIK 0001099160
CUSIP: 074014200
Title of class of securities: Class A Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 3033 Riviera Drive, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 06/30/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001134290
Persons authorized to receive notices and communications: Caroline Beasley, 3033 Riviera Drive, Suite 200, Naples, Florida (FL), 34103, (239) 263-5000

## Reporting persons
- Caroline Beasley (CIK 0001134290): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 97,037; shared voting power 0; sole dispositive power 97,037; shared dispositive power 0; aggregate amount beneficially owned 97,037 (9.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.001 per share
Name of issuer: BEASLEY BROADCAST GROUP, INC.
Address of issuer's principal executive offices: 3033 Riviera Drive, Suite 200, Naples, Florida (FL), 34103
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Statement on Schedule 13D filed by Caroline Beasley (the "Reporting Person"), with the United States Securities and Exchange Commission (the "SEC") on December 9, 2010 (the "Schedule 13D"), relating to the Class A Common Stock, par value $.001 per share (the "Common Stock"), of Beasley Broadcast Group, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

The Reporting Person beneficially owns 97,037 shares of the Issuer's Common Stock, which includes: (i) 24,788 shares of Class B Common Stock, which are convertible into shares of Common Stock on a one-for-one basis at the option of the holder at any time, held by the George G. Beasley Trust f/b/o Barbara Caroline Beasley u/a/d 12/9/08, of which the Reporting Person is the trustee; (ii) 27,664 shares of Class B Common Stock held by the Barbara Caroline Beasley Revocable Trust, dated April 14, 1998, as amended, of which the Reporting Person is the trustee; (iii) 6,134 shares of Class B Common Stock held of record by the George G. Beasley Trust f/b/o Barbara Caroline Beasley u/a/d 6/2/21; (iv) 38,355 shares of Common Stock held of record by the Reporting Person; and (v) 96 shares of Common Stock held of record by the George G. Beasley Trust f/b/o Barbara Caroline Beasley u/a/d 6/2/21.

The ownership percentage set forth herein is based on 1,042,600 shares of Common Stock outstanding which includes (i) 984,014 shares of Common Stock outstanding as disclosed by the Issuer and (ii) 58,586 shares of Common Stock assuming the conversion on a one-for-one basis of each share of Class B Common Stock of the Issuer held by the Reporting Person.

The amount of shares reported herein reflects a 1-for-20 reverse stock split that occurred on September 23, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: During the past 60 days, on June 30, 2026, the Reporting Person acquired 5,000 shares of Common Stock upon the vesting of restricted stock units. Subsequently, 1,217 shares of Common Stock were withheld for taxes. Other than as described in this Item 5(c), the Reporting Person has not effected any transactions in the Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Signatures
- Caroline Beasley: /s/ Caroline Beasley, Caroline Beasley (07/06/2026)